Exhibit (d)(16)

February 26, 2021

Perkins Investment Management LLC

311 S Wacker Drive, Suite 6000

Chicago, Illinois 60606

Attention: Ted Hans

Via email (Ted.Hans@perkinsjanus.com) and U.S. Mail

Re:	Termination of Sub-Advisory Agreements between Janus Capital Management LLC (“Janus Capital”) and Perkins Investment Management LLC (“Perkins”) (the “Sub-Advisory Agreements)

Dear Ted,

Janus Capital has recommended and the Board of Trustees of Janus Investment Fund (“JIF”) and Janus Aspen Series (“JAS”) has approved, effective on or about April 30, 2021, the following actions:

(i)

The termination and liquidation of Janus Henderson Global Value Fund, Janus Henderson International Value Fund, Janus Henderson Large Cap Value Fund, and Janus Henderson Value Plus Income Fund, each a series of JIF (the “Liquidating Funds”), including the termination of the Sub-Advisory Agreements for the Liquidating Funds; and

(ii)

The termination of the Sub-Advisory Agreements for Janus Henderson Mid Cap Value Fund, Janus Henderson Small Cap Value Fund, and Janus Henderson Small-Mid Value Fund, each a series of JIF, and Janus Henderson Mid Cap Value Portfolio, a series of JAS (collectively, the “Remaining Funds”).

Pursuant to Section 8 of the Sub-Advisory Agreements for the Liquidating Funds and the Remaining Funds, the Sub-Advisory Agreements may be terminated by Janus upon sixty (60) days’ written notice to Perkins. This letter serves as notice of termination pursuant to Section 8 of the Sub-Advisory Agreements effective close of business Friday, April 30, 2021.

Yours sincerely,
/s/Jesper Nergaard
Jesper Nergaard for and on behalf of
Janus Capital Management LLC

cc:	Greg Kolb (via email)

Abigail Murray (via email)

Janus Henderson Investors 151 Detroit St, Denver, CO 80206 T +1(800) 525 3713 F +1(877) 319 3852 W janushenderson.com